Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Skeena Resources Limited (the “Company”)

Suite 2600–1133 Melville Street

Vancouver, British Columbia

V6E 4E5

Item 2:	Date of Material Change

April 10, 2026

Item 3:	News Release

A news release describing the material change was disseminated by the Company on April 10, 2026, through the facilities of GlobeNewswire. A copy has been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4:	Summary of Material Change

On April 10, 2026, the Company announced that it completed its previously announced offering (the “Offering”) of US$750 million aggregate principal amount of 8.500% senior secured notes (the “Notes”) due 2031.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On April 10, 2026, the Company announced that it closed the previously announced Offering of US$750 million aggregate principal amount of the Notes. The Notes will mature in 2031 and are non-callable for the first two years, with semi-annual interest payments.

In connection with the Offering, the Company cancelled and replaced its undrawn senior secured loan of US$350 million and cost overrun facility under its US$200 million gold stream (the “Gold Stream”) with Orion and certain of its affiliates (the “Facilities”). Under the original financing structure, the Company retained the contractual flexibility to terminate both Facilities without penalty. As both Facilities remain undrawn, the Company will not incur cancellation fees for the cancellation.

The Company intends to use the gross proceeds from the sale of the Notes to:

•	repurchase 66.67% of the Gold Stream for US$184 million;

•	prefund interest on the Notes for 18 months with US$94 million deposited to an interest reserve account, equal to the first three semi-annual interest payments on the Notes; and

•	support the remaining construction at Eskay Creek through a disbursement account, for general corporate purposes, and for expenses associated with the issuance of the Notes, using the remaining capital of approximately US$470 million.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8:	Executive Officer

The following executive officer of the Company is knowledgeable about the material change disclosed in this report and may be contacted as follows:

Andrew MacRitchie

Chief Financial Officer

Tel: (604) 558-7687

Item 9:	Date of Report

April 20, 2026